MOVE, INC.
February 6, 2008
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

RE:	Move, Inc. File No. 001-32365 Form 10-K for the year ended December 31, 2006
Dear Ms. Van Doorn:
We are in receipt of your follow-up letter of January 28, and we appreciate your acceptance of our proposal to reflect the changes to our presentation of cash flows from discontinued operations in our upcoming Form 10-K for the year ended December 31, 2007. We will label the 2005 results “revised” with corresponding note disclosure explaining the revisions.
We appreciate the Commission’s input on the quality of our financial reporting and we will continue to work to improve the information we provide to our shareholders. If you have further questions or comments you may contact me at (805) 557-2426.
Sincerely,
/s/ Lewis R. Belote, III
Lewis R. Belote, III
Chief Financial Officer
cc: Wilson K. Lee